EXHIBIT 20.1(a)


PROXITY SUBSIDIARY RECEIVES $250K FINANCING, FILES FORM 8-K/A


     St. Petersburg, Fla.--March 1, 2005--Proxity, Inc. (Pink Sheets:PRXT) announces that operating subsidiary Cyber Defense Systems, Inc. (OTCBB:CYDF) filed a Form 8-K/A disclosing that the Company received $250,000 in financing from Bedlington Securities, Ltd. The Company has repaid the loan by issuing 217,391 shares of Cyber Defense Systems Class A Common Stock (Restricted) to Bedlington Securities, Ltd.

     Cyber Defense anticipates the Loan Proceeds will enable the Company to pursue and sustain its plan of operations including the continued marketing of their CyberBug(TM) to military, homeland security and law enforcement. The CyberBug(TM) is a low cost scalable unmanned aircraft developed for the individual user. It can weigh between 2.6 pounds to 6 pounds and carry a 5-pound payload depending on type of mission. Operating the CyberBug(TM) does not require extensive instruction, technical backup or pilot training. Capable of rapid deployment, it can be assembled and launched by an individual soldier from remote areas in 30 seconds, and easily recovered in winds up to 20 MPH. The unit includes an autopilot as well as data link with GPS overlay. The CyberBug(TM) has two basic uses: short-term flights to operate surveillance in areas of concern using high powered day and night vision when troops are in dangerous situations, and long-term flights for the surveillance of patrol areas up to four hours. Suggested retail price starts at $7,500.


About Cyber Defense
     Cyber Defense Systems, Inc., an operating subsidiary of Proxity, Inc., is assembling a team of military experts, aerospace and composite engineers to design and build a new generation of UAV's. Cyber Defense plans also to market their UAV's to various branches of the U.S. government and U.S. allies as multi-use platform vehicles capable of deployment in surveillance and communication operations. http://www.cyberdefensesystems.com


About Proxity, Inc.
     Proxity, Inc. (Pink Sheets:PRXT) is a developmental holding company specializing in the deployment and marketing of security protection technology and government contract fulfillment. The Company seeks to acquire and develop security technology. Proxity plans to enter into teaming and exclusive and nonexclusive marketing and distribution agreements with products developed for commercial, military and homeland defense. http://www.proxity.com

     This release contains statements that constitute forward-looking statements. These statements appear in a number of places in this release and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans;
(ii) trends affecting the Company's financial condition or results of operations; (iii) the Company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend," and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control and those actual results may differ materially from those projected in the forward-looking statements as a result of various factors.


Contact:
Emerson Gerard Associates
Jerry Jennings
Phone: 561-881-7318
mediareply@emersongerard.com

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